SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                 OPEN JOINT STOCK COMPANY VIMPEL COMMUNICATIONS
                 ______________________________________________
                                (Name of Issuer)


                    American Depository Receipt, No Par Value
                    _________________________________________
                         (Title of Class of Securities)


                                    68370R109
                                 ______________
                                 (CUSIP Number)


                                December 31, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                         Continued on following page(s)
                               Page 1 of 13 Pages

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 2 of 13 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0
9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0  /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  OO; IV

/1/ See Item 2(a).

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 3 of 13 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only
4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0  /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  PN; IA

 /1/ See Item 2(a).

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 4 of 13 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE
                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0
9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0  /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  CO

/1/ See Item 2(a).

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 5 of 13 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                   1,070,510
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                           0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                    1,070,510
    With
                           8        Shared Dispositive Power
                                                     0
9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,070,510

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [   ]

11       Percent of Class Represented By Amount in Row (9)

                  4.16%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 6 of 13 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,070,510
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,070,510
9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,070,510

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [   ]

11       Percent of Class Represented By Amount in Row (9)

                  4.16%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 7 of 13 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,070,510
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,070,510

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,070,510

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [   ]

11       Percent of Class Represented By Amount in Row (9)

                  4.16%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 68370R109                                           Page 8 of 13 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BAIRA INVESTMENTS LIMITED

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CYPRUS

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0  /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  OO; IA

/1/ See Item 2(a).

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 13 Pages




Item 1(a)         Name of Issuer:

                  Open Joint Stock Company Vimpel Communications (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  10-12 Ulitsa, 8-Marta, Moscow, Russian Federation

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  ii)      Mr. George Soros ("Mr. Soros"); and

                  iii)     Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

                  As a result of the disposition of all of the Shares (as defined herein) held for the account of Quantum Industrial Partners LDC ("QIP"), QIP, QIH Management Investor, L.P. and QIH Management, Inc. may no longer be deemed the beneficial owners of any Shares (as defined herein). As a result of the disposition of all of the Shares (as defined herein) held for the account of Baira Investments Limited ("Baira"), Baira may no longer be deemed the beneficial owner of any Shares (as defined herein).

                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), and Quota Fund N.V., a Netherlands Antilles company ("Quota").

                  SFM LLC serves as principal investment manager to Quantum Partners and Quota. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners and Quota.

                  Mr. Soros is Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.


Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited  liability  company;

                  ii)      Mr. Soros is a United States citizen; and

                  iii)     Mr. Druckenmiller is a United States citizen.

                                                             Page 10 of 13 Pages

Item 2(d)         Title of Class of Securities:

                           American   Depository  Receipt,  No  Par  Value  (the
"Shares").

Item 2(e)         CUSIP Number:

                           68370R109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December  31,  1999,  each of SFM LLC, Mr. Soros and Mr.
Druckenmiller may be deemed the beneficial owner of 1,070,510 Shares. This number includes (A) 1,038,810 Shares held for the account of Quota and (B) 31,700 Shares held for the account of Quantum Partners.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 4.16% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                   1,070,510

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,070,510

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,070,510

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,070,510

                                                             Page 11 of 13 Pages


     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,070,510

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,070,510

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  (ii) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quota in accordance with their ownership interests in Quota.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 12 of 13 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2000                    QUANTUM INDUSTRIAL PARTNERS LDC


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date: February 10, 2000                     QIH MANAGEMENT INVESTOR, L.P.

                                            By:  QIH Management, Inc.,
                                                 its General Partner


                                                 By:   /S/ MICHAEL C. NEUS
                                                       -------------------------
                                                       Michael C. Neus
                                                       Vice President



Date:  February 10, 2000                    QIH MANAGEMENT, INC.


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Vice President




Date:  February 10, 2000                    SOROS FUND MANAGEMENT LLC


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Assistant General Counsel




Date:  February 10, 2000                    GEORGE SOROS


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact

                                                             Page 13 of 13 Pages



Date:  February 10, 2000                    STANLEY F. DRUCKENMILLER


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date:  February 10, 2000                    BAIRA INVESTMENTS LIMITED


                                            By:   /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Director